Exhibit 99.5


Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom")

Telkom SA

Vodacom Group (Proprietary) Limited ("Vodacom") in which Telkom has a 50.0% holding, today released its results for the year ended 31 March 2005:

Operating highlights

Total customers up 38.0% to 15.5 million
         o        Customers up 32.0% in South Africa to 12.8 million
         o        Customers up 54.0% in DRC to 1.0 million
         o        Customers up 75.6% in Tanzania to 1.2 million
South African market share of 56%
Vodafone strategic alliance announced in November 2004 First 3G network in South Africa launched in December 2004

Financial highlights

Revenue up 19.5% to R27.3 billion
Profit from operations up 23.9% to R6.5 billion
EBITDA up 23.6% to R9.6 billion
EBITDA margin up 1.1% points to 35.1%
Net profit up 27.2% to R3.9 billion
Dividends up 61.9% to R3.4 billion

Commentary

The year under review
We are pleased to present the Vodacom Group Annual Results for 2005 in what has once again been another outstanding year in the history of Vodacom. Our strong financial performance is underpinned by excellent growth in customers, improved market share, good growth in revenues and profits, strong free cash flows, and a continued improvement in productivity.

Vodacom South Africa has had an exceptional year in terms of growth in customers, revenue, profit from operations and earnings before interest, taxation, depreciation, amortisation and impairment (EBITDA), all underpinned by a strategy of improving market share through aggressive growth and retention initiatives. Trading conditions were favourable, with a growing customer market and low inflation and interest rates in South Africa leading to customers having higher disposable income. As a result, Vodacom South Africa had a record 6.2 million gross connections (2004: 5.0 million), fuelling customer growth of 32.0% to a base of 12.8 million (2004: 9.7 million). Vodacom consequently saw an increase in its market share to 56% (2004: 54%) at the end of the year. The estimated penetration of the South African population is 48.5% and further growth can be expected given the robustness of the market and the strong economy.

Vodacom's expansion outside South Africa contributed 8.3% (2004: 6.6%) to revenue and with 2.6 million customers (2004: 1.5 million), these operations constitute 17.1% of the total customer base (2004: 13.3%). All of Vodacom's other African operations, with the exception of Vodacom Mozambique, are now profitable at the profit from operations level. Mozambique remains a tough challenge, but we are confident that in the medium to long term it will also contribute to the overall growth of Vodacom.

Performance
The Group delivered a strong financial performance for the year ended March 31, 2005. Growth has been driven by excellent performances from all the Group's operations, with the exception of Mozambique which remains in its start-up phase.

Revenue continued its strong growth year on year, reaching R27.3 billion (2004:
R22.9 billion), a 19.5% increase over 2004. This increase was driven by customer growth and an improved market share. Vodacom has experienced declining average revenue per user (ARPU), with a decrease in monthly ARPU in South Africa to R163 (2004: R177) as a result of lower spending customers being connected and a change in the customer mix. Nevertheless, the continued improvement in productivity mitigates against reducing ARPUs through the maintenance of ARPU margins.

Vodacom currently has 15.5 million customers (2004: 11.2 million), an increase of 38.0% for the year. We remain the market leader in all the countries in which we operate, with the exception of Mozambique.

As a result of sound cost management, Vodacom has ensured that its revenue growth has been translated into increased profits from operations, which increased 23.9% to R6.5 billion (2004: R5.2 billion), exceeding the revenue growth of 19.5%. Vodacom's EBITDA increased substantially by 23.6% to R9.6 billion (2004: R7.8 billion) and the EBITDA margin increased to 35.1% (2004:
34.0%).

Strategic acquisitions
There have been no acquisitions or investments in respect of African based cellular networks. However, Vodacom continued acquisitions in South Africa of businesses that are of strategic importance, including the process of gaining control of its service provider channel.

Regulatory
In South Africa, Vodacom is preparing for a range of new regulatory legislation such as the BEE ICT charter, number portability, the Convergence Bill, and the Monitoring and Interception Act, amongst others. These regulatory developments will lead to changes in the operating environment, and have an uncertain impact on business. It is therefore critical that Vodacom remains innovative, pragmatic, vigilant, pro-active, and quick in its decision-making process so as to protect both the investment of its shareholders and its market share. In Vodacom's other African operations the regulatory and fiscal environment has been subjected to changes and challenges and it faces the test of continued management of these.

We support the industry initiative to formalise a BEE charter for the ICT sector. The Group is well positioned to comply with the ICT charter and it is committed to the transformation objectives of the charter.

Financial review

The year under review
The Vodacom Group achieved remarkable results in an ever more competitive and demanding environment. Vodacom's revenue increased by 19.5% to R27.3 billion (2004: R22.9 billion) and the profit from operations increased by 23.9% to R6.5 billion (2004: R5.2 billion). Excluding the effects of Vodacom Mozambique, the profit from operations would have been R6.9 billion (2004: R5.3 billion), a 30.4% increase on the prior year. EBITDA increased by 23.6% to R9.6 billion (2004: R7.8 billion) and, despite the impairment of assets in respect of Mozambique, net profit after taxation increased by 27.2% to R3.9 billion (2004:
R3.1 billion). South Africa constitutes the majority of Vodacom's revenue at 91.7% (2004: 93.4%), although the other African operations continue to improve their contribution, increasing to 8.3% (2004: 6.6%) of revenue. The growth in the South African operations has been outstanding, fuelled by the favourable economic conditions and strong consumer spending.

Two significant events need to be taken into account when analysing Vodacom's results for the year ended March 31, 2005. Firstly, with effect from April 1, 2004, Vodacom Congo meets the definition of a subsidiary because certain clauses granting the outside shareholders participating rights have been removed from the shareholders agreement. Consequently, it is now fully consolidated in the Group annual financial statements. Prior to this date, the Group proportionally consolidated 51% of the results of Vodacom Congo. Any comparison of consolidated numbers with prior periods will therefore be distorted since prior periods reflect only the Group's share of 51% of revenues, expenses, assets and liabilities, whereas the current period reflects 100%. To facilitate a better comparison of numbers with prior periods, adjusted amounts have been presented in the segmented analyses below, which reflect 100% of Vodacom Congo for the prior periods. Secondly, IAS 36 - Impairment of Assets (IAS 36), has resulted in an impairment charge to the assets of Vodacom Mozambique of R268 million. This has been reflected separately in the income statement for the current year.

The performance of the South African operations has been impacted by a number of factors which taken together resulted in improved margins. The factors positively impacting on margins were the inclusion for the first full year of Smartphone SP (Proprietary) Limited and Smartcom (Proprietary) Limited, as well as increased operational efficiencies achieved from economies of scale.

It should be noted that in South Africa, the equipment sales revenue in 2004 and 2003 was restated by R623 million and R369 million, respectively, to eliminate revenue from handset sales to Vodacom's own distribution channel, as required by IFRS, and to correct an inter-system error. The amounts have been reallocated to other direct network operating costs in those years, and therefore have a nil effect on profit from operations and EBITDA, but have increased the margins in the comparative years.

Two factors have had a negative impact on margins. Firstly, incentives and discounts for the higher volume of gross contract connections increased 28.0% year on year and has led to higher customer acquisition costs and further margin pressure. Secondly, the continuing trend of fixed-mobile substitution has seen Vodacom's net interconnect revenue declining further because of increased interconnect costs. Interconnect costs increased because the cost of terminating calls on other mobile networks is much higher than the cost of terminating calls on Telkom's fixed-line network. Despite these factors, the Vodacom Group achieved strong results in an ever more competitive environment.

Key financial indicators


Year ended March 31,                                2001           2002           2003          2004           2005
Profit from operations margin(1)                   19.2%          22.4%          22.3%         22.9%          23.7%
EBITDA margin(1)                                   31.6%          35.2%          34.5%         34.0%          35.1%
Net profit margin(1)                                9.9%          14.7%          11.6%         13.4%          14.2%
Net debt/EBITDA                                    63.1%          66.7%          36.5%          6.0%           4.4%
Net debt/equity                                    75.4%          69.4%          35.8%          6.1%           5.4%
Net debt/net tangible assets                       99.0%          81.1%          38.4%          6.9%           6.1%
Gross capital expenditure as % of revenue(1)
                                                   24.0%          25.3%          17.5%         12.6%          12.8%

1 South African equipment sales revenue and operating costs have been restated in 2003 and 2004 by R369 million and R623 million, respectively, to eliminate revenue and costs relating to handset sales to Vodacom's own distribution channel, as required by IFRS, and to correct an inter-system error. Margins have been restated accordingly. The restatement does not impact the Group's results for the years ended March 31, 2003 and 2004.

Revenue - geographical split


                                                              Rand millions                           % change
Year ended March 31,                                2003           2004           2005           04/03          05/04
South Africa(1)                                   18,175         21,350         25,041            17.5           17.3
Tanzania                                             880            897            959             1.9            6.9
DRC(2)                                              259            476          1,075            83.8          125.8
Lesotho                                               96            119            137            24.0           15.1
Mozambique                                             -             13            103               -          692.3
Revenue                                           19,410         22,855         27,315            17.7           19.5
DRC (100%)(2)                                        508            933          1,075            83.7           15.2
Adjusted revenue                                  19,659         23,312         27,315            18.6           17.2

1 South African equipment sales revenue has been restated in 2003 and 2004 by R369 million and R623 million, respectively, to eliminate revenue from handset sales to Vodacom's own distribution channel, as required by IFRS, and to correct an inter-system error. Margins have been restated accordingly.

         2 During the years ended March 31, 2003 and 2004, 51% of Vodacom Congo was proportionally consolidated in the group financial statements. Effective April 1, 2004, Vodacom Congo is being fully consolidated as a subsidiary after certain clauses granting the outside shareholders participating rights have been removed from the shareholders agreement. The adjusted revenue has been adjusted to reflect 100% of Vodacom Congo's revenue for the prior periods for comparison purposes.

Revenue
Revenue increased 19.5% to R27.3 billion (2004: R22.9 billion). The increase in revenues was primarily driven by strong customer growth in all of Vodacom's operations coupled with lower overall churn and the inclusion of 100% of Vodacom Congo's results. However, the contribution of Vodacom's other African operations has been negatively impacted by the strong South African Rand.

South Africa
South Africa is by far the biggest contributor to Vodacom's revenue growth, accounting for 82.8% or R3.7 billion of the growth in revenue. Revenue from Vodacom's South African operations increased by 17.3% to R25.0 billion (2004:
R21.4 billion), driven by the robust growth in customers in South Africa of 32.0% to 12.8 million customers (2004: 9.7 million). Revenue growth was marginally diluted by declining ARPU, in particular in respect of the connection of prepaid customers who are lower spending customers.

The number of contract customers increased by 31.8% to 1.9 million (2004: 1.4 million) and the number of prepaid customers increased by 32.1% to 10.9 million as at March 31, 2005 (2004: 8.3 million). Revenue growth from contract customers was slightly inhibited by a reduction in the average usage per customer to 226 monthly minutes (2004: 263), offset by standard tariff increases and increased value-added services usage. South African contract ARPU decreased marginally by 1.6% to R624 per month (2004: R634) for the year ended March 31, 2005.

Revenue growth from prepaid customers was negatively impacted by a reduction in the average usage per customer to 52 monthly minutes (2004: 56), as a result of increased penetration into the lower spending prepaid customer market. Prepaid ARPU consequently decreased by 13.3% to R78 (2004: R90) per month. Total blended ARPU decreased by 7.9% to R163 per month (2004: R177).

Other African countries
Vodacom's revenue from its other African operations increased 51.1% to R2.3 billion (2004: R1.5 billion) for the year ended March 31, 2005, contributing 8.3% (2004: 6.6%) to total revenue. The increase in revenue was driven by very strong customer growth, which mitigated the effect of a declining ARPU and lower Rand-based revenues in these countries, due to the strengthening of the South African Rand against the US Dollar and Tanzanian Shilling, although it weakened against the Mozambique Metical.

Tanzania
Vodacom Tanzania's revenue increased by 6.9% to R1.0 billion (2004: R0.9 billion), driven primarily by the increase in the customer base. The customer base at March 31, 2005 of 1.2 million (2004: 0.7 million) represents a substantial increase of 75.6% on the prior year, primarily achieved through increases in the prepaid customer base. The customer growth has been driven by sustained sales marketing campaigns focused on customer acquisition and additional coverage. ARPU levels have decreased by 36.7% to R81 (2004: R128), as a result of two tariff reductions, which were necessitated by a competitive environment. In addition, regulatory intervention and substantially reducing interconnect revenue also contributed to the lower ARPU. Vodacom Tanzania's billing currency is the Tanzanian Shilling, which was effective from April 1, 2004. Prior to this date, the billing currency was the US Dollar.

In Tanzanian shilling terms, Vodacom Tanzania's revenue grew by 25.3% to TSH167.7 billion (2004: TSH133.5 billion) and Tanzanian shilling ARPUs decreased by 28.8% to TSH14,130 (2004: TSH19,850) per month.

Democratic Republic of Congo (DRC)
Vodacom Congo's revenue increased by 15.2% to R1.1 billion (2004: R0.9 billion), driven by a 54.0% increase in customers to 1.0 million (2004: 0.7 million). However, due to the inclusion of 100% of Vodacom Congo's results, effective April 1, 2004, the Group's portion of the revenue included in the results increased 125.8% from R476 million in 2004 to R1.1 billion in 2005. There has been pressure on ARPU which has declined 34.7% to R98 (2004: R150), principally due to the connection of lower spending prepaid customers, coupled with the 32.9% devaluation of the local currency against the US Dollar, which resulted in lower disposable US Dollar incomes for customers. In US Dollar terms, Vodacom Congo's revenue grew by 32.3% to US$172 million (2004: US$130 million) and US Dollar-based ARPUs decreased by 23.8% to $16 (2004: $21) per month.

Lesotho
Vodacom Lesotho's revenue increased by 15.1% to R137 million (2004: R119 million), and its customer base increased by 83.8% to 147,000 customers (2004:
80,000). ARPU decreased by 26.4% to R92 (2004: R125). Vodacom Lesotho's billing currency is the Maloti, which is linked to the Rand on a 1:1 basis.

Mozambique
Vodacom Mozambique's revenue increased substantially to R103 million (2004: R13 million), in the company's first full year of operation. Its customer base increased 356.9% to 265,000 (2004: 58,000) customers. With Vodacom Mozambique being the second entrant to the Mozambique market it is connecting lower spending customers and as a result ARPU has decreased 52.7% to R52 (2004: R110), due to decreased customer usage. Vodacom Mozambique's billing currency is the Metical. In Metical terms, Vodacom Mozambique's revenue was MZM353.6 billion for the year ended March 31, 2005 (2004: MZM49.5 billion) and Metical-based ARPU was MZM177,954 per month (2004: MZM425,511).

Profit from operations
Profit from operations increased by 23.9% to R6.5 billion for the year ended March 31, 2005 (2004: R5.2 billion), fuelled by buoyant consumer spending and a low inflationary environment in South Africa, and cost containment in all operations. Operating expenses increased by 18.2% which was lower than revenue growth of 19.5%. This resulted in Vodacom's profit from operations margin increasing to 23.7% (2004: 22.9%). The profit from operations was negatively impacted by losses in Mozambique of R454 million including a R268 million impairment charge to Vodacom Mozambique's assets, the high levels of contract customer connections in South Africa, the implementation of a new Corporate Governance division, costs associated with the Vodafone alliance and the implementation of 3G and Vodafone live!. Excluding Vodacom Mozambique's losses yields an operating profit margin of 25.5% (2004: 23.3%), a substantial increase on the margin of the prior period. Operating profit margins in all other operations increased.

Profit from operations - geographical split


                                                               Rand millions                          % change
Year ended March 31,                                2003            2004           2005          04/03           05/04
South Africa excluding
holding companies(1)                               4,295           5,282          6,625           23.0            25.4
Tanzania                                             178             135            183         (24.2)            35.6
DRC(2)                                             (117)              10             50          108.5           400.0
Lesotho                                                4               1             25         (75.0)               -
Mozambique                                             -            (88)          (454)              -         (415.9)
Holding companies                                   (33)           (105)             56          218.2           153.3
Profit from operations                             4,327           5,235          6,485           21.0            23.9
DRC (100%)(2)                                      (229)              20             50          108.6           155.0
Adjusted profit from operations                    4,215           5,245          6,485           24.4            23.6

1 South African equipment sales revenue and operating costs have been restated in 2003 and 2004 by R369 million and R623 million, respectively, to eliminate revenue and costs relating to handset sales to Vodacom's own distribution channel, as required by IFRS, and to correct an inter-system error. Margins have been restated accordingly. The restatement does not impact the Group's results for the years ended March 31, 2003 and 2004.
2 During the years ended March 31, 2003 and 2004, 51% of Vodacom Congo was proportionally consolidated in the Group financial statements. Effective April 1, 2004, Vodacom Congo is being fully consolidated as a subsidiary after certain clauses granting the outside shareholders participating rights have been removed from the shareholders agreement. The adjusted profit from operations has been adjusted to reflect 100% of Vodacom Congo's profit/(loss) from operations for the prior periods for comparison purposes.

South Africa
Vodacom South Africa's profit from operations increased by 25.4% to R6.6 billion for the year (2004: R5.3 billion) and profit from operations margin increased to 26.5% for 2005 (2004: 24.7%) despite more competitive operating conditions and increased interconnect costs due to the negative impact of the change in traffic mix. However, these pressures were offset by the consolidation of a part of Vodacom's distribution channel, including Smartcom and Smartcall.

Operating expenses in South Africa grew by 14.6% versus the revenue growth of 25.4%, resulting in the increased South African margin.

Other African countries
Tanzania
Vodacom Tanzania's profit from operations improved substantially by 35.6% to R183 million for the year (2004: R135 million), and operating profit margin increased to 19.1% (2004: 15.1%), despite pressures from tariff reductions in response to the competitive market environment. The improvement in profit from operations was aided by sound cost management.

DRC
Vodacom Congo experienced excellent growth with profit from operations increasing 155.0% to R50 million for the year (2004: R20 million) and operating profit margin increasing to 4.7% (2004: 2.1%). The profit from operations has been negatively affected by higher direct expenditure on the implementation of a new dealer incentive and discount scheme. The effect of this was mitigated by increased revenue.

Lesotho
Vodacom Lesotho's profit from operations increased substantially to R25 million for the year (2004: R1 million) and operating profit margin increased to 18.2%, despite an increase in termination tariffs and increased interconnect expenditure on more calls to South Africa.

Mozambique
Vodacom Mozambique's loss from operations worsened to R454 million for the year (2004: R88 million loss), primarily due to an impairment charge of R268 million, and as a result of low spending customers leading to lower than expected revenue, offset by savings in respect of operational and administrative expenses. Management expects Vodacom Mozambique's performance to improve going forward.

The impairment of capital assets of R268 million was done in compliance with IAS 36, which requires Vodacom to recognise an impairment loss to the extent that the carrying values of Vodacom Mozambique assets exceed their recoverable amounts, which is defined as the higher of the net present value of expected future cash flows and the fair value less cost of disposal. Vodacom Mozambique has consequently impaired the assets to their estimated fair value less cost of disposal, which was R268 million less than the book values at March 31, 2005. The standard requires expected future pre-tax cash flows to be discounted at a rate commensurate with the riskiness of the assets producing the cash flows. Because of the high perceived risk of assets in Mozambique, this discount rate is relatively high. The high discount rate used, and the substantial capital outlay required at the beginning of the project, resulted in the calculated net present value of expected future cash flows being lower than the expected fair value less cost of disposal.

Holding companies
The holding companies have become profitable, with a profit from operations of R56 million (2004: R105 million loss), mainly as a result of management and directors fees received from Vodacom Congo relating to the outside shareholder agreement of US$9 million, and revenue and costs relating to Nigeria which have not been repeated in the current year.

EBITDA - geographical split


                                                             Rand millions                        % change
Year ended March 31,                                2003          2004           2005         04/03          05/04
South Africa excluding
holding companies(1)                               6,423         7,536          9,002          17.3           19.5
Tanzania                                             333           278            345        (16.5)           24.1
DRC(2)                                              (49)            97            252         298.0          159.8
Lesotho                                               26            27             48           3.8           77.8
Mozambique                                             -          (71)          (111)             -         (56.3)
Holding companies                                   (30)         (100)             61         233.3          161.0
EBITDA                                             6,703         7,767          9,597          15.9           23.6
DRC (100%)(2)                                       (96)           190            252         297.9           32.6
Adjusted EBITDA                                    6,656         7,860          9,597          18.1           22.1

1 South African equipment sales revenue and operating costs have been restated in 2003 and 2004 by R369 million and R623 million, respectively, to eliminate revenue and costs relating to handset sales to Vodacom's own distribution channel, as required by IFRS, and to correct an inter-system error. Margins have been restated accordingly. The restatement does not impact the Group's results for the years ended March 31, 2003 and 2004.
2 During the years ended March 31, 2003 and 2004, 51% of Vodacom Congo was proportionally consolidated in the Group financial statements. Effective April 1, 2004, Vodacom Congo is being fully consolidated as a subsidiary after certain clauses granting the outside shareholders participating rights have been removed from the shareholders agreement. The adjusted EBITDA has been adjusted to reflect 100% of Vodacom Congo's EBITDA for the prior periods for comparison purposes.

EBITDA
EBITDA increased by 23.6% to R9.6 billion (2003: R7.8 billion) for the year ended March 31, 2005, with Vodacom's other African operations contributing 5.6% (2004: 4.3%). Vodacom's EBITDA margin increased to 35.1% (2004: 34.0%).

The satisfactory improvement in the EBITDA margin is the result of lower prepaid acquisition costs and lower contract retention costs in South Africa, the consolidation of Smartcom and Smartcall, savings in distribution expenses and operational improvement of all productivity ratios. A healthy increase in on-net traffic also contributed favourably to profit margins. The margin improvement was further helped by increased EBITDA margins in all of Vodacom's other African operations. Vodacom Mozambique, in its first full year of operation, showed a decline in EBITDA to a negative EBITDA of R111 million (2004: R71 million negative EBITDA), due to low ARPUs and a competitive environment. Excluding the impact of sales of low margin cellular phone and equipment sales, Vodacom Group's EBITDA margin was 40.2% (2004: 38.0%).

Revenue
Revenue composition


                                               Rand millions                        % of total                       % change
Year ended March 31,
                                       2003        2004        2005         2003        2004        2005         04/03        05/04
Airtime, connection and
access                               10,647      12,738      16,191         54.8        55.7        59.4          19.6         27.1
Data revenue                            654       1,039       1,340          3.4         4.5         4.9          58.9         29.0
Interconnection                       5,309       5,785       5,924         27.4        25.3        21.7           9.0          2.4
Equipment sales(1)                    1,895       2,275       2,687          9.8        10.0         9.8          20.1         18.1
International airtime                   539         659         887          2.8         2.9         3.2          22.3         34.6
Other sales and services                366         359         286          1.9         1.6         1.0         (1.9)       (20.3)
Revenue                              19,410      22,855      27,315        100.0       100.0       100.0          17.7         19.5

1 South African equipment sales revenue has been restated in 2003 and 2004 by R369 million and R623 million, respectively, to eliminate revenue from handset sales to Vodacom's own distribution channel, as required by IFRS, and to correct an inter-system error. Margins have been restated accordingly.

Airtime, connection and access
Vodacom's airtime, connection and access revenue increased 27.1% to R16.2 billion (2004: R12.7 billion) during the year ended March 31, 2005, primarily due to the increase in the number of customers, as well as the 100% consolidation of Vodacom Congo from April 1, 2004, offset by declining ARPUs in all operations.

Total customers increased 38.0% to 15.5 million (2004: 11.2 million), primarily due to strong prepaid customer growth in operations. In South Africa, gross contract connections of 610,000 (2004: 377,000) exceeded the prior year connections by 61.8%. South African APRU decreased 7.9% to R163 (2004: R177) due to the strong increase in prepaid customers and lower usage by the new connections.

Data revenue - geographical split


                                       Rand millions                           % of total                         % change
Year ended March 31,
                               2003        2004         2005          2003         2004        2005         04/03          05/04
South Africa                    581         943        1,246          88.8         90.8        93.0          62.3           32.1
Tanzania                         71          91           74          10.9          8.8         5.5          28.2         (18.7)
DRC                               -           -            9             -            -         0.7             -              -
Lesotho                           2           5            9           0.3          0.4         0.7         150.0           80.0
Mozambique                        -           -            2             -            -         0.1             -              -
Data revenue
                                654       1,039        1,340         100.0        100.0       100.0          58.9           29.1

Data revenue
Vodacom's data revenue increased 29.1% to R1.3 billion (2004: R1.0 billion), mainly due to growth in SMS traffic, as well as increased usage and popularity of other data products.

The contribution to data revenue from other African operations declined from 9.2% to 7.0%. New data revenues from Vodacom Congo and an increase in Vodacom Lesotho data revenues were offset by a decrease of 18.7% in Vodacom Tanzania data revenues, which was adversely affected by aggressive pricing by competitors. Vodacom Tanzania has subsequently matched the competitors' lower tariffs, which has resulted in increased usage, with data revenue stabilising at a lower level.

Vodacom transmitted 2.4 billion SMSs (2004: 2.0 billion) over its South African network during the year ended March 31, 2005, up 25.2% from 2004. The number of active MMS users on the network as at March 31, 2005 was 328,974 (2004: 61,374), sending an average of 811,270 messages (2004: 165,951) per month. The number of active GPRS users on the network was 579,581 (2004: 100,128). In respect of 3G services, the number of active 3G users on the network as at March 31, 2005 was 10,853 and the number of active Mobile Connect Card users on the network as at March 31, 2005 was 5,105.

Interconnection
Vodacom's interconnection revenue increased by only 2.4% during the year to R5.9 billion (2004: R5.8 billion) primarily due to little growth in fixed to mobile traffic.

In South Africa, the growth in interconnection revenue was negatively affected by a 0.5% decline in the traffic originating from Telkom and terminating on Vodacom's network caused by the changing call patterns of cellular users through fixed-mobile substitution.

Equipment sales
Vodacom's revenue from equipment sales increased by 18.1% to R2.7 billion (2004:
R2.3 billion) during the year. Equipment sales was restated in 2004 and 2003 by R623 million and R369 million, respectively, as noted earlier in this report. In South Africa, handset sales increased 14% to 2.4 million units (2004: 2.0 million). The growth in equipment unit sales was primarily due to growth of Vodacom's customer base and the continued uptake of new handsets in South Africa fuelled by Vodacom's successful strategic drive to increase access in the robust South African market. Sales were further driven by cheaper Rand-prices of new handsets coupled with the added functionality of the new phones, based on new technologies such as camera phones and colour screens.

International airtime
International airtime revenues are predominantly from international calls by Vodacom customers, roaming revenue from Vodacom's customers making and receiving calls while abroad, and revenue from international customers roaming on Vodacom's networks. International airtime increased 34.6% to R887 million (2004:
R659 million) for the year ended March 31, 2005, primarily as a result of healthy increases in international airtime from Vodacom Congo and Vodacom South Africa, as well as an increase in roaming partners. The increase in South African international airtime was offset to a degree by the strengthening of the Rand against the trade-weighted basket of international currencies during 2005.

Other sales and services
Revenue from other sales and services includes revenue from non-core operations such as income from Vodacom's cell captive insurance scheme. Revenue decreased by 20.3% to R286 million (2004: R359 million), primarily as a result of the reallocation of value-added services revenue, which was previously included under other sales and services, to airtime connection and access. The decrease was offset marginally by other sales and services revenue received in Smartcom (Proprietary) Limited.

Operating expenses
Operating expenses included the effect of the first full year of consolidating Smartcall (Proprietary) Limited, Smartcom (Proprietary) Limited and Vodacom Mozambique, as well as including 100% of Vodacom Congo, compared to 51% in the prior year.

Depreciation, amortisation and impairment
Vodacom's depreciation, amortisation and impairment increased by 22.9% to R3.1 billion in the year ended March 31, 2005 (2004: R2.5 billion). The biggest contributing factor to this increase was the impairment of Vodacom Mozambique's assets which amounted to R268 million, and which has been reflected as a separate line item in the income statement in terms of IAS 36. The increase in the depreciation and amortisation would have been 12.3% if the Mozambique impairment was excluded.

Although Vodacom's biggest capital investments have already been made in South Africa, the aggressive roll-out of infrastructure, in particular with the introduction of 3G, and the amortisation of intangible assets in Smartcall, has caused an increase in South African depreciation and amortisation. The continued strengthening of the Rand against most other currencies again resulted in depreciation on foreign-denominated capital expenditure in Vodacom's other African operations being translated at a lower exchange rate than in the past, which resulted in only a marginal increase in depreciation and amortisation in Vodacom's other African operations, despite increased capital expenditure. A comparison of the exchange rates applicable to Vodacom is presented under the section "Financial instruments and risk management".

Payments to other network operators
Vodacom's payments to other network operators increased by 22.1% to R3.7 billion in 2005 (2004: R3.0 billion) as a result of an increased amount of outgoing traffic terminating on other cellular networks, rather than on fixed-line networks. As the cost of terminating calls on other cellular networks is materially higher than calls terminating on fixed-line networks, and as mobile substitution increases with the growing number of total mobile users in South Africa, interconnection charges will continue to increase, putting pressure on margins.

Operating expenses composition


                                                                 Rand millions                            % change
Year ended March 31,                                  2003           2004            2005          04/03           05/04
Depreciation, impairment
and amortisation                                     2,376          2,532           3,112            6.6            22.9
Payments to other network operators                  2,217          2,990           3,652           34.9            22.1
Other direct network operating costs(1), (2)         8,274          9,440          10,962           14.1            16.1
Staff expenses                                       1,019          1,332           1,653           30.7            24.1
Marketing and advertising                              653            702             767            7.5             9.3
General administration expenses                        612            682             748           11.4             9.7
Other operating income                                (68)           (58)            (64)         (14.7)            10.3

Operating expenses                                  15,083         17,620          20,830           16.8            18.2

1        Direct network operating costs excluding payments to other operators.
2 South African equipment sales revenue and operating costs have been restated in 2003 and 2004 by R369 million and R623 million, respectively, to eliminate revenue and costs relating to handset sales to Vodacom's own distribution channel, as required by IFRS, and to correct an inter-system error. Margins have been restated accordingly. The restatement does not impact the Group's results for the years ended March 31, 2003 and 2004.

Other direct network operating costs
Other direct network expenses increased 16.1% to R11.0 billion (2004: R9.4 billion) in the year ended March 31, 2005. The low growth in direct network operating expenses was achieved due to lower prepaid acquisition costs, lower cost of retention, as well as the positive impact of the strong Rand on the translation of foreign currency denominated expenses.

Other direct network operating costs include the cost to connect customers onto the network which are incurred to support growth in the customer base, as well as other direct network expenses such as cost of goods sold, commissions, customer retention expenses, regulatory and licence fees, distribution expenses and site and maintenance costs.

Staff expenses
Staff expenses increased by 24.1% in the year ended March 31, 2005 to R1.7 billion (2004: R1.3 billion) primarily as a result of an increase in headcount of 8.3% in 2005 to support the growth in operations, as well as an average Group-wide salary increase of approximately 8.0%. Staff expenses also increased further due to a higher deferred bonus incentive accrual brought about by Vodacom's increased profits.

Vodacom's staff expenses include fees to directors, secondment fees and expenses raised in connection with our deferred bonus incentive scheme.

Total headcount in Vodacom's South African operations increased by 2.8% to 3,954 employees (2004: 3,848). Total headcount in our other African operations increased by a significant 36.5% to 1,039 employees (2004: 761) to meet the demands of the rapid expansion of these operations. Employee productivity has improved in all of Vodacom's operations, as measured by customers per employee, improving by 22.7% to 2,986 customers per employee (2004: 2,434), which includes 4,993 Group employees and 191 outsourced customer care employees in South Africa. Excluding the outsourced employees, the Group customers per employee is 3,101.

Marketing and advertising
Marketing and advertising expenses increased by 9.3% in 2005 to R767 million, (2004: R702 million) driven mainly by an amplified marketing drive in South Africa, in particular in connection with the Vodafone alliance and the launch of 3G, BlackBerry(R) and Vodafone live!, coupled with the marketing expenses related to establishing Vodacom Mozambique.

General administration expenses
General administration expenses increased by 9.7% to R748 million (2004:R682 million), where the increase was mitigated by the effect of a strong Rand and improvements in productivity. General administration expenses comprise a number of expenses including accommodation, information technology costs, office administration, consultant expenses, social economic investment and insurance.

Other operating income
Other operating income increased 10.3% to R64 million (2004: R58 million). Other operating income comprises income that Vodacom does not view as part of its core activities, such as risk management services, consultant cost recoveries, franchise fees, and the recovery of costs relating to Nigeria, and is therefore shown separately.

Capital expenditure
The total cumulative capital expenditure of the Group at March 31, 2004 increased by 18.2% to R24.4 billion (2004: R20.7 billion). The Group invested R3.5 billion (2004: R2.9 billion) in property, plant and equipment, of which R3.4 billion (2004: R2.8 billion) was for cellular network infrastructure and related information technology and billing systems.

It is Vodacom's policy to hedge all foreign denominated commitments from South Africa; however, Vodacom does not qualify for hedge accounting in terms of IAS 39 and therefore all capital expenditure in South Africa is recorded at the exchange rate ruling at the date of acceptance of the equipment. Capital expenditure of Vodacom's other African operations is translated at the average exchange rate of the Rand against the operation's reporting currency for the period, while closing capital expenditure is translated at the closing exchange rate of the Rand against the reporting currency. For this reason Vodacom's capital expenditure in any given year cannot be properly evaluated without taking the exchange rate movements against the Rand into account, which are shown under the section "Financial instruments and risk management".

Vodacom (Proprietary) Limited, the subsidiary that owns the South African cellular operator licence, had a capital expenditure per customer of R1,471 (2004: R1,720) as at March 31, 2005, which is once again at its lowest level ever. Despite the African expansion, gross capital expenditure as a percentage of revenue was only 12.8% in 2005 (2004: 12.6%).

Capital expenditure additions - geographical split


                                     Rand millions                              % of total                          % change
Year ended March 31,        2003          2004          2005          2003          2004          2005          04/03         05/04
South Africa
excluding holding          2,482         1,654         2,777          73.0          57.3          79.5         (33.4)
Tanzania                     323           351           234           9.5          12.1           6.7            8.7        (33.3)
DRC(1)                       516           395           335          15.2          13.7           9.6         (23.4)        (15.2)
Lesotho                       72             7            10           2.1           0.3           0.3         (90.3)          42.9
Mozambique                     -           478           115             -          16.5           3.3              -        (75.9)
Holding companies              6             6            23           0.2           0.2           0.6              -         283.3
Capital expenditure
for the year               3,399         2,891         3,494         100.0         100.0         100.0         (14.9)          20.9
DRC (100%)(1)              1,012           775           335          26.0          23.7           9.6         (23.4)        (56.8)
Adjusted capital
expenditure
                           3,895         3,271         3,494         100.0         100.0         100.0         (16.0)           6.8

Cumulative capital expenditure - geographical split


Year ended March 31,                                             2004                                   2005
                                                      R billion          Foreign             R billion          Foreign
South Africa                                          18.2               18.2                20.3               20.3
Tanzania (Foreign: TSH billion)                       1.1                201.0               1.4                240.1
DRC (Foreign: US$ million)(1)                         0.7                114                 1.8                281
Lesotho (Foreign: Maloti million)                     0.2                201                 0.2                211
Mozambique (Foreign: MZM billion)                     0.5                1,785.6             0.7                2,173.7
Cumulative capital expenditure                        20.7               -                   24.4               -
DRC (100%) (Foreign: US$ million)(1)                  1.4                227                 1.8                281
Adjusted cumulative capital expenditure               21.4               -                   24.4               -

1 During the years ended March 31, 2003 and 2004, 51% of Vodacom Congo was proportionally consolidated in the Group financial statements. Effective April 1, 2004, Vodacom Congo is being fully consolidated as a subsidiary after certain clauses granting the outside shareholders participating rights have been removed from the shareholders agreement. The adjusted capital expenditure has been adjusted to reflect 100% of Vodacom Congo's capital expenditure for the prior periods for comparison purposes.

Financial structure and funding
Vodacom's consolidated net debt position has decreased to R426 million as at March 31, 2005 (2004: R463 million), despite the inclusion of 100% of Vodacom Congo's debt, compared to 51% in the prior year. The Group's net debt to EBITDA ratio was 4.4% as at March 31, 2005 (2004: 6.0%). Vodacom's net debt to equity ratio improved to 5.4% at March 31, 2005, (2004: 6.1%). However, the final dividend of R1.8 billion, which was paid on April 1, 2005, should be taken into account when evaluating the net debt to equity ratio. In addition, in terms of covenant calculations intangible assets are excluded from the calculation. If the shareholders for dividends is included in, and intangible assets are excluded from, the calculation, the net debt to equity ratio at March 31, 2005, increases to 31.7% (2004: 29.5%).

A medium term loan of R1,129 million (US$180.0 million) was obtained for Vodacom Congo during the year, which is collateralised by guarantees provided by the Group. This loan replaced Vodacom Group's share of extended credit facilities relating to Vodacom Congo of R312.2 million (US$16.3 million) and R310.1 million (E38.8 million), which was repaid during the year. For further details refer to
Note 18 of the annual financial statements.

Summary of net debt and maturity profile


                                                                        Repayment of 2005 debt
Year ended March 31,                    2004           2005         2006        2007       2008       2009        2010       2011
Finance leases
South Africa                                  886            858         51          79       114          194         98        322
Funding loans
Vodacom Tanzania shareholder and
project
finance loans                                 426            369         92         104        89            -         84          -
Vodacom Congo medium term loan(1)               -          1,129          -       1,129         -            -          -          -
Vodacom Congo extended and revolving
credit facilities(1)                          626              6          6           -         -            -          -          -
Vodacom Congo preference share                119            232        232           -         -            -          -          -
liability(1)
Vodacom Lesotho minority                        4              4          4           -         -            -          -          -
shareholders' loan
Other                                           -              1          1           -         -            -          -          -
Debt excluding bank overdrafts              2,061          2,599        386       1,312       203          194        182        322
Less: Net bank and cash balances          (1,598)        (2,173)
Net debt                                      463            426
Vodacom Congo (100%)                        1,435          1,378
Adjusted net debt                           1,167            426

          1 During the years ended March 31, 2003 and 2004, 51% of Vodacom Congo was proportionally consolidated in the Group financial statements. Effective April 1, 2004, Vodacom Congo is being fully consolidated as a subsidiary after certain clauses granting the outside shareholders participating rights have been removed from the shareholders agreement. The adjusted capital expenditure has been adjusted to reflect 100% of Vodacom Congo's capital expenditure for the prior periods for comparison purposes.

Funding sources
Vodacom's ongoing objective is to fund all its other African operations by means of project finance, structured such that there is no recourse to our South African operations. Strong South African cash flows would therefore principally be utilised to pay dividends and make new, growth enhancing investments. We utilise own funds and Group supported funding structures, subject to South African Reserve Bank approval, to fund offshore investments in the initial stages of the investment, until the project is able to support project funding.

While we have project funding in place for our Tanzania investment, at this stage Vodacom Congo and Vodacom Mozambique are still substantially dependent on funding from South Africa. These operations are funded by a mix of market priced direct loans as well as security to facilitate their own credit lines. Vodacom Lesotho repaid its shareholder loans during the year.

In South Africa, debt consists of finance lease liabilities of R858 million (2004: R886 million) and net positive bank balances of R2.0 billion (2004: R1.4 billion) held principally on money market at variable rates. Vodacom has funded all of its major properties by way of finance leases.

Financial instruments and risk management
Subject to central bank regulations in the various countries, and the local market condition restrictions, Vodacom actively manages foreign currency risk, interest rate risk, credit risk and liquidity risk on an ongoing basis. Management believes that Vodacom's procedures are adequate for the organisation. The Group's risk management procedures are described fully in Note 41 of the Group's annual financial statements.

Foreign exchange rates


                                                 Rand exchange rate                         % change
Year ended March 31,                  2003              2004              2005        04/03            05/04
US Dollar
Average                               9.81              7.17              6.24         26.9             13.0
Closing                               7.97              6.32              6.27         20.7              0.8
Tanzanian Shilling
Average                             129.00            163.31            175.01         26.6              7.2
Closing                             129.11            174.19            176.68         34.9              1.4
Mozambique Metical
Average                                  -          3,734.52          3,418.17            -            (8.5)
Closing                                  -          3,745.36          3,122.82            -           (16.6)

Taxation
The taxation expense increased 51.5% to R2.6 billion (2004: 1.7 billion) for the year ended March 31, 2005, mainly due to a significant increase in secondary taxation on companies (STC) paid on higher dividends, as well as higher South African normal tax. Vodacom's effective tax rate increased to 40.2% (2004:
36.1%), with STC increasing Vodacom's effective tax rate by 6.6% (2004: 5.5%). Furthermore, no deferred tax asset was raised in respect of Vodacom Mozambique's impairment of assets, resulting in a higher effective tax rate.

Shareholder distributions
Dividends for the 2005 financial year totalled R3.4 billion (2004: 2.1 billion) an increase of 61.9%. One of the largest dividends paid by a South African company to date. In 2004, shareholder distributions included R47 million of shareholder interest, which is not repeated in 2005 as shareholder loans have been repaid.

Cash flow
The Group had a positive free cash flow before shareholder distributions and financing activities of R3.9 billion (2004: R3.0 billion), an increase of 27.6%, mainly due to the greater cash generation from operations. Free cash flow growth was negatively impacted by an increase in taxation paid of 87.5% to R2.7 billion (2004: R1.5 billion) on increased profits and STC on increased dividends, an increase in cash utilised in investing activities of 12.5% to R3.4 billion (2004: R3.0 billion). These factors were partially offset by an increase in cash generated from operations of 31.8% to R10.0 billion (2004: R7.6 billion).

Conclusion
The Vodacom Group has performed well in an evolving and competitive African market. The performance of the South African market continues to be robust and management believes that a lot of growth can still be extracted from it. The strong cash generation ability of Vodacom's South African operations ensured that its consolidated balance sheet remained sturdy, even after paying out substantial dividends to its shareholders and funding the investments in Mozambique and the DRC. Vodacom continues to be confident of its success in all of its operations despite a challenging competitive and regulatory environment. In South Africa, Vodacom intends to position itself strategically to minimise any negative impact from the pending deregulation of the South African market and to seize any opportunities that may emerge. With its strong brand and robust balance sheet, the Group is well positioned to capitalise on investment and growth opportunities.

Vodacom South Africa review

Customers and traffic
Customer growth and connections
The South African customer base continued to grow this year, showing the market is larger than previously forecast. Total customers increased by 32.0% to 12.8 million (2004: 9.7 million) with the majority of the growth coming from the prepaid market. The number of prepaid customers increased by 32.1% to 10.9 million, while the number of contract customers increased by 31.8% to 1.9 million. However, despite the increase in contract customers Vodacom has seen a decrease in connection incentive levels in the market. The strong growth in customers was a direct result of the remarkable number of gross connections achieved, with continued levels of handset support to service providers in respect of the contract base, coupled with decreased churn in the contract and prepaid bases.

Contract gross connections increased by 61.8% to 610,000 (2004: 377,000), while prepaid gross connections increased 20.6% to 5.6 million (2004: 4.6 million), bringing the total number of connections for the year to 6.2 million (2004: 5.0 million). The growth in the contract connections was largely due to the increased connections in the hybrid product, Family Top Up, in which the customer signs up for a 24 month airtime contract and receives a monthly amount of airtime after which he is able to recharge using prepaid vouchers. This product, allowing the customer to control his spend, has been particularly popular in the youth market.

The year under review was another year of records in South Africa with 715,000 prepaid gross connections achieved in December 2004, the highest ever monthly figure and 22.3% more than the previous record of December 2003. Contract gross connections of 61,000 achieved in December 2004, was also the highest ever, 31.3% higher than the previously reported record of March 2004.

Loyalty and retention programmes continue to play an integral role in achieving the strategy of retaining market share and attracting new customers.

ARPU
The developing market through the prepaid service continued to drive market penetration in 2005 and made up 90.1% (2004: 92.4%) of all gross connections. During the period under review, ARPU decreased to R163 per month (2004: R177) due to the continued dilution of ARPU caused by the higher proportion of lower ARPU prepaid connections and lower usage as the lower end of the market is penetrated.

Contract customer ARPU has decreased by 1.6% to R624. The main contributing factor to this decrease has been the high growth in the low end hybrid, Family Top Up. The prepaid customer ARPU decreased by 13.3% to R78 (2004: R90) per customer per month.

Community services ARPU increased by 7.7% to R2,321 (2004: R2,155) due to tariff increases coupled with stable usage patterns. One community services phone is equivalent to approximately 45 prepaid customers on an outgoing revenue basis and nearly 128 on an outgoing usage basis, due to the subsidisation of community service tariffs.

Churn
The cost to acquire contract customers in a highly developed market is high. Vodacom has therefore implemented upgrade and retention policies over the last couple of years. Through the continued high level of handset support to service providers, Vodacom has ensured the decrease in contract churn to the lowest level in our history of 9.1% in 2005 (2004: 10.1%).

The developing prepaid market is characterised by low acquisition costs due to the flexibility required by this market to access our services. The decrease in prepaid churn experienced during the year under review to 30.3% (2004: 41.3%) is partly a result of a change in business rules.

Traffic and minutes of use
Total traffic on the network, excluding the impact of national and international roaming, has shown an increase of 22.1% to 15.0 billion minutes in 2005 (2004:
12.3 billion). This growth was due mainly to the 32.0% growth in the total customer base from 9.7 million to a base of 12.8 million as at the end of March 2005. Also evident was a marked change in customer calling patterns, with total mobile to mobile traffic increasing by 31.6% while total mobile to fixed and fixed to mobile traffic decreased by 0.9%.

Key operational information


                                        Year ended March 31,                                          % change
                          2001         2002         2003         2004         2005       02/01      03/02        04/03        05/04
Customers (`000)(1)      5,108        6,557        7,874        9,725       12,838        28.4       20.1         23.5         32.0
Contract                 1,037        1,090        1,181        1,420        1,872         5.1        8.3         20.2         31.8
Prepaid                  4,046        5,439        6,664        8,282       10,941        34.4       22.5         24.3         32.1
Community services          25           28           29           23           25        12.0        3.6       (20.7)          8.7
Gross connections
(`000)                   2,990        3,038        3,495        4,998        6,180         1.6       15.0         43.0         23.6
Contract                   263          199          197          377          610      (24.3)      (1.0)         91.4         61.8
Prepaid                  2,725        2,836        3,295        4,617        5,566         4.1       16.2         40.1         20.6
Community services           2            3            3            4            4        50.0          -         33.3            -
Inactives
(3 months - %)(2)          n/a         13.9         18.2         17.6          7.9           -        4.3        (0.6)        (9.7)
Contract                   n/a          3.8          5.3          5.7          1.5           -        1.5          0.4        (4.2)
Prepaid                    n/a         15.9         20.5         19.7          9.0           -        4.6        (0.8)       (10.7)
Total churn (%)(3)        23.3         27.2         30.4         36.6         27.1         3.9        3.2          6.2        (9.5)
Contract                  18.7         14.5         11.9         10.1          9.1       (4.2)      (2.6)        (1.8)        (1.0)
Prepaid                   24.8         30.1         34.0         41.3         30.3         5.3        3.9          7.3       (11.0)
Traffic
(millions of             7,472        8,881       10,486       12,297       15,014        18.9       18.1         17.3         22.1
minutes)(4)
Outgoing                 4,052        4,967        6,343        7,772       10,027        22.6       27.7         22.5         29.0
Incoming                 3,420        3,914        4,143        4,525        4,987        14.4        5.9          9.2         10.2
ARPU
(Rand per month)(5)        208          182          183          177          163      (12.5)        0.5        (3.3)        (7.9)
Contract                   493          560          629          634          624        13.6       12.3          0.8        (1.6)
Prepaid                     98           93           90           90           78       (5.1)      (3.2)            -       (13.3)
Community service        1,453        1,719        1,861        2,155        2,321        18.3        8.3         15.8          7.7
Minutes of use
per month (MOU)(6)         137          111          101           96           84      (19.0)      (9.0)        (5.0)       (12.5)
Contract                   270          264          269          263          226       (2.2)        1.9        (2.2)       (14.1)
Prepaid                     70           58           54           56           52      (17.1)      (6.9)          3.7        (7.1)
Community service        2,859        3,354        3,162        3,061        3,185        17.3      (5.7)        (3.2)          4.1
Cumulative capex        10,232       14,317       16,535       18,132       20,358        39.9       15.5          9.7         12.3
SA network capex per
customer (Rand)          2,053        1,991        1,933        1,720        1,515       (3.0)      (2.9)       (11.0)       (13.5)




Number of employees(8)   4,102        3,859        3,904        3,848        3,954       (5.9)        1.2        (1.4)          2.8
Customers per            1,245        1,699        2,017        2,527        3,247        36.5       18.7         25.3         28.5
employee(8)
Market share (%)(7)         61           61           57           54           56           -      (4.0)        (3.0)          2.0

Notes
1. Customer totals are based on the total number of customers registered on Vodacom's network which have not been disconnected including inactive customers as at the end of the period indicated.
2. n/a - not available. A software error was identified in the calculation of inactive which has been confirmed by independent auditors. Vodacom was unable to restate prior year figures including 2002 to 2004 statistics. This does not impact any other statistics presented as all are based on registered customers.
3. Churn is calculated by dividing the average monthly number of disconnections during the period by the average monthly total reported customer base during the period. From December 1, 2003, to align ourselves with industry standards, any Vodago or 4U connection for which the network records no revenue generating activity within a period of 215 consecutive days will be deleted and counted as churn.
4. Traffic comprises total traffic registered on Vodacom's network, including bundled minutes, outgoing international roaming calls and calls to free services, but excluding national roaming and incoming international roaming calls.
5. ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes revenues from equipment sales, other sales and services and revenues from national and international users roaming on Vodacom's networks.
6. Minutes of use per month is calculated by dividing the average monthly minutes during the period by the average monthly total reported customer base during the period. Minutes of use excludes calls to free services, bundled minutes and data minutes.
7. Market share is calculated based on Vodacom's total reported customers and the estimated total customers of MTN and Cell C.
8. The number of employees in 2005 excludes 191 outsourced customer care employees, which yields customers per employee of 3,097, a 22.5% increase on the prior year.

Minutes of use is reflective of voice trends outside, and in excess of the bundle, and shows a stabilised trend for the period under review as contract minutes show a 14.1% decrease to 226 per month for 2005 (2004: 263 per month), and prepaid minutes decreased 7.1% to 52 per month in 2005 (2004: 56 per month).

Market share
Vodacom has retained its leadership in the South African market with an estimated 56% (2004: 54%) market share as at March 31, 2005, despite strong competition. The improved market share is as a result of the increased competitiveness of Vodacom in acquiring contract customers, as well as the stability of prepaid sales. The cellular industry in South Africa has grown by 27.4% since March 2004, a net growth of 5.0 million, of which Vodacom has contributed 62.7%. The market penetration of the cellular industry is now an estimated 48.5% (2004: 41.2%) of the population with a total cellular market of
23.0 million customers (2004: 18.1 million). Prepaid customers continue to dominate the market and comprise 83.7% of the total cellular market (2004:
83.8%).

Vodafone strategic alliance
The signing of an alliance with Vodacom's 35% shareholder Vodafone during the year was of strategic importance, as well as the associated launch of third generation (3G), or UMTS, cellular services, and the launch of Vodafone Live!.

Vodacom's alliance with the world's largest cellular operator will give Vodacom access to Vodafone's global research and development, buying power, products, services and content, and benchmarking, under a co-branding arrangement.

Vodacom obtained a 3G licence during the year and launched the first commercial 3G network in South Africa in December 2004. This is an important step in the technical evolution of our business and the greater telecommunications market. Vodacom is excited and proud of its first mover commitment to 3G and expects, given the competitive pricing, low entry costs and excellent timing, that 3G will create a competitive advantage in the new liberalised sector. R400 million has been spent in rolling out the initial 487 3G sites in the major metropolitan areas. In the forthcoming year, there are plans to spend an additional R835 million on 3G capital expenditure, which will include the roll-out of a further 1,000 3G sites.

Products and services
Vodacom has a culture of innovation and our record of accomplishments with regard to our product offering bears testimony to this. Recent significant products launched include 3G, BlackBerry(R) and Vodafone live!. Vodacom offers contract, prepaid, data and value-added voice and data services.

Contract services
Vodacom offers contract customers a range of mobile service packages designed to appeal to specific customer segments, with packages such as Weekend Everyday for consumer customers and business packages such as Business Call for business customers.

As at March 31, 2005, 14.6% (2004: 14.6%) of Vodacom's customers were contract customers. The high spending contract customer market is of strategic importance, and therefore a number of retention and upgrade strategies have been implemented to retain these customers. The decrease in churn rates for contract customers bears testimony to our continued success in achieving this goal.

The innovative Top Up product that was launched in 2003, designed to facilitate migrations to contract packages from existing prepaid packages, has proved highly successful and has contributed to the growth in contract customers. As at March 31, 2005, 19.8% (2004: 5.1%) of Vodacom's contract customers were Top Up customers.

Prepaid services
The majority of Vodacom's customers are prepaid customers and at March 31, 2005 comprised 85.2% (2004: 85.3%) of the customer base.

Vodacom has three prepaid products namely Vodago, SmartStep and 4U. Our 4U offering, which was primarily aimed at the youth market, continues to prove highly successful and as at March 31, 2005, 70.7% (2004: 67.9%) of Vodacom's prepaid customers comprised 4U customers.

During the year, Vodacom introduced a new Super six 4U starter pack and changed the Vodago Super six starter pack to include free SMSs.

Recharge related innovations include the Yebo 5 voucher, adding SMS as a recharge channel, and the addition of electronic recharge as a service to the Vodacom4me portal.

Value-added voice and data services
A comprehensive Value Added Services (VAS) portfolio complements our contract and prepaid offerings. Vodacom's current data portfolio includes various pay-as-you-use and bundled GPRS and 3G offerings available to prepaid, Top Up and contract customers.

Vodacom was the first operator to introduce a commercial 3G offer into the local market in December 2004 and has created a new niche market in data related products and services. The take up by customers during this initial period of deployment has been encouraging. The number of active 3G users on the network as at March 31, 2005 was 10,853. The 3G launch included a number of innovative products, such as the Vodafone Mobile Connect Card, and after 4 months we had already acquired 5,105 users.

Vodacom was also the first to launch BlackBerry(R) devices into the South African market, shifting the focus to data and email on demand, and was one of the messaging highlights for the year.

At the same time we introduced new data tariffs for our contract customers and dramatically reduced our data pricing from R10 to an effective 60 cents per megabyte. Whilst prepaid customers currently enjoy a competitive data tariff, during the course of 2005 we plan to make data bundles available to them.

During the year there was an increase in the usage of GPRS, with the number of GPRS users increasing to 579,581 as at March 31, 2005 (2004: 100,128).

On the messaging side, our aim was to make SMS and MMS more affordable. To this end, we introduced an SMS voucher for prepaid customers in December 2004 and changed the MMS pricing so that the cost of sending an MMS is the same as that of sending an SMS. Both these initiatives have contributed to increased usage. In addition, the volumes of preconfigured mobile phones supporting MMS registered on the network increased to 2.0 million (2004: 510,000). The number of active MMS users on the network as at March 31, 2005 was 328,974 (2004:
61,374). MMS messages volumes continued to grow from 350,260 messages in March 2004 to 1,780,657 in March 2005, with an average of 811,270 messages sent monthly.

On the VAS side new, innovative additions include call sponsor, airtime transfer, detailed billing and the prepaid passport number securing product. Further additions and enhancements include SMS-only roaming, video telephony charged at the same rate as voice calls, video mail and the missed call keeper service.

Vodacom continued to deliver on its data strategy which is centred on a Wireless Application Service Provider (WASP) model for ease of connectivity and standardised interfaces. Currently, the WASP model is driven largely by consumer applications with the majority of interest being in premium-rated outgoing SMS and bulk incoming SMS services. As at March 31, 2005, 136 WASPs (2004: 106) had applied for connectivity to the Vodacom network.

Premium rated SMS content is still focused on competitions, accounting for approximately 20% of new services and information and alerts which account for roughly 18%. There has been a substantial increase in messaging services which represented 12% of new services in 2005. Consumer sensitivity to pricing appears to be stabilising, as average monthly volumes have grown to 9.8 million.

Strategic acquisitions
On April 16, 2004 Smartphone SP (Proprietary) Limited, a subsidiary of Vodacom Group, acquired 85.8% of Smartcom (Proprietary) Limited for a purchase consideration of R77.2 million, giving Vodacom an effective interest of 43.7% in Smartcom. Vodacom believes that effective control of the customer base will facilitate enhanced communication with customers and improve margins. On February 1, 2005 Vodacom acquired its customer base from Tiscali South Africa for a purchase consideration of R40.1 million. Vodacom South Africa now directly controls 78.3% of its contract customers and 98.4% of its prepaid customers.

Vodacom Tanzania review

Key indicators


                                                   Year ended March 31,                              % change
                                                    2003             2004              2005             04/03             05/04
Customers (`000)(1)                                  447              684             1,201              53.0              75.6
  Contract                                             5                5                 5                 -                 -
  Prepaid                                            440              676             1,193              53.6              76.5
  Community services                                   2                3                 3              50.0                 -
Gross connections (`000)                             262              404               746              54.2              84.7
Churn (%)                                           13.3             30.0              29.6              16.7             (0.4)
ARPU (Rand)(2)                                       217              128                81            (41.0)            (36.7)
Cumulative capex (Rand millions)                   1,058            1,146             1,359               8.3              18.6
Number of employees                                  224              316               340              41.1               7.6
Customers per employee                             1,996            2,165             3,532               8.5              63.2
Mobile penetration (%)(3)                            2.2              3.3               5.1               1.1               1.8
Mobile market share (%)(3)                            53               57                59               4.0               2.0

Notes
1. Customer totals are based on the total number of customers registered on Vodacom's network, which have not been disconnected, including inactive customers, as of end of the period indicated.
2. ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom's networks.
3.       Penetration and market share is calculated based on Vodacom estimates.

Vodacom Tanzania has overcome the challenges it faced and continues to contribute to Vodacom's growth and profitability. Under the leadership of Managing Director Jose Dos Santos, Vodacom Tanzania has improved its performance in respect of profit from operations and EBITDA, through redesigning aspects of its distribution channel, complimented by sound cost management.

Vodacom Tanzania achieved a substantial 75.6% increase in customers to 1.2 million (2004: 0.7 million), primarily through increases in the prepaid customer base, offset slightly by higher churn. Per-second billing continues to prove highly successful.

Despite increased competition from all market participants, Vodacom Tanzania has achieved exceptional growth and has increased its market share to 59% (2004:
57%).

ARPU levels have decreased by 36.7% to R81 (2004: R128) as a result of both increased penetration and two tariff reductions during the period. Vodacom anticipates that continued tariff pressure is possible in the future.

Vodacom Congo review

Key indicators (all indicators include 100% of Vodacom Congo)


                                                    Year ended March 31,                           % change
                                                   2003             2004              2005            04/03            05/04
Customers (`000)(1)                                 248              670             1,032            170.2             54.0
  Contract                                            4                8                10            100.0             25.0
  Prepaid                                           237              653             1,010            175.5             54.7
  Community services                                  7                9                12             28.6             33.3
Gross connections (`000)                            260              513               565             97.3             10.1
Churn (%)                                          24.2             20.2              23.1            (4.0)              2.9
ARPU (Rand)(2)                                      200              150                98           (25.0)           (34.7)
Cumulative capex (Rand millions)                    944            1,432             1,759             51.7             22.8
Number of employees                                 204              334               527             63.7             57.8
Customers per employee                            1,216            2,006             1,958             64.9            (2.4)
Mobile penetration (%)(3)                           1.0              2.3               3.5              1.3              1.2
Mobile market share (%)(3)                           44               47                47              3.0                -

Notes
1. Customer totals are based on the total number of customers registered on Vodacom's network, which have not been disconnected, including inactive customers, as of end of the period indicated.
2. ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom's networks.
3.       Penetration and market share is calculated based on Vodacom estimates.

Vodacom Congo has performed above expectations over the past year, with solid growth in customers, profit from operations and EBITDA under the leadership of Managing Director, Dietlof Mare. Vodacom Congo's focus on being competitive in coverage and quality has been successful to date. Notwithstanding the uncertainties surrounding the elections, which are planned for later this year, management is confident of the future success of the operations.

Vodacom Congo achieved a 54.0% increase in customers to 1.0 million customers (2004: 670,000), as a result of substantial gross connections and a low churn rate.

Vodacom Congo continues to be the market leader with an estimated market share of 47% on March 31, 2005 (2004: 47%). A key success factor in achieving the market share is Vodacom Congo's effective distribution channels.

There has been increased pressure on ARPU, with a decline of 34.7% to R98 as lower spending prepaid customers are connected coupled with the devaluation of the local currency against the US Dollar. As tariffs are denominated in US Dollars, the devaluation has impacted spending patterns, as it has resulted in lower disposable incomes in US Dollar terms for current and new customers.

Vodacom Lesotho review

Key indicators


                                                       Year ended March 31,                              % change
                                                   2003              2004              2005            04/03             05/04
Customers (`000)(1)                                  78                80               147              2.6              83.8
  Contract                                            4                 3                 4           (25.0)              33.3
  Prepaid                                            73                76               142              4.1              86.8
  Community services                                  1                 1                 1                -                 -
Gross connections (`000)                             76                51                70           (32.9)              37.3
Churn (%)                                          70.6              65.1              17.3            (5.5)            (47.8)
ARPU (Rand)(2)                                      104               125                92             20.2            (26.4)
Cumulative capex (Rand millions)                    185               201               210              8.6               4.5
Number of employees                                  74                68                63            (8.1)             (7.4)
Customers per employee                            1,054             1,176             2,333             11.6              98.3
Mobile penetration (%)(3)                           4.3               5.1               7.4              0.8               2.3
Market share (%)(3)                                  80                80                80                -                 -

Notes
1. Customer totals are based on the total number of customers registered on Vodacom's network, which have not been disconnected, including inactive customers, as of end of the period indicated.
2. ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom's networks.
3.       Penetration and market share is based on Vodacom estimates.

Although Vodacom Lesotho will always remain a small operation, under its Managing Director, Mervyn Visagie, it has improved significantly on the previous year's performance in respect of revenues, profit from operations and EBITDA. The collection of interconnection revenue from the government-owned LTC continues to be a challenge.

Vodacom Lesotho increased its customer base by 83.8% to 147,000 customers (2004:
80,000) as at March 31, 2005, constituted mainly of prepaid customers, resulting from substantial gross connections, coupled with a much improved churn rate.

Vodacom Lesotho has retained its 80% share of the market by continually providing the best coverage, brand and distribution and introducing new products and services.

ARPU decreased by 26.4% to R92 (2004: R125) and is an area of focus for improvement through the introduction of new products and services.

Vodacom Mozambique review

Key indicators

                                          Year ended           % change
                                          March 31,

                                             2004      2005       05/04
Customers (`000)(1)                            58       265       356.9
  Contract                                      1         4       300.0
  Prepaid                                      57       261       357.9
Gross connections (`000)                       58       225       287.9
Churn (%)                                     0.3      11.3        11.0
ARPU (Rand)(2)                                110        52      (52.7)
Cumulative capex (Rand millions)              478       696        45.6
Number of employees                            43       109       153.5
Customers per employee                      1,349     2,431        80.2
Mobile penetration (%)(3)                     2.6       4.2         1.6
Mobile market share (%)(3)                     11        33          22


Notes
1. Customer totals are based on the total number of customers registered on Vodacom's network, which have not been disconnected, including inactive customers, as of end of the period indicated.
2. ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom's networks.
3        Penetration and market share is calculated based on Vodacom estimates.

Vodacom Mozambique remains in its infancy, having just experienced its first full year of operations. Performance has been disappointing due to extremely low ARPUs. ARPU decreased 52.7% to R52 (2004: R110), below what was envisaged for the operations. On the positive side, Vodacom Mozambique has rolled out a competitive network from a coverage and quality point of view.

Vodacom Mozambique increased its customer base by a substantial 356.9%, albeit off a low base, to 265,000 customers (2004: 58,000) as at March 31, 2005 and increased its market share to 33% (2004: 11%). Vodacom Mozambique intends to revisit its approach to the market in the year ahead.

Vodacom Mozambique's challenge is to raise usage on its network which will improve ARPU. Following his success in Tanzania, Jose Dos Santos has been identified as the new Managing Director to lead Vodacom Mozambique in the next financial year.

WYN Luhabe
Non-executive chairman

ADC Knott-Craig
Chief Executive Officer

Johannesburg
6 June 2005

Consolidated income statements
for the three years ended March 31, 2005


                                                         2003             2004             2005
                                                     Restated         Restated         Restated
                                                           Rm               Rm               Rm
Revenue                                              19,409.7         22,855.2         27,315.3
Other operating income                                   68.0             57.6             63.8
Direct network operating cost                      (10,491.4)       (12,430.1)       (14,614.1)
Depreciation                                        (2,163.0)        (2,316.9)        (2,611.1)
Staff expenses                                      (1,018.6)        (1,331.6)        (1,652.9)
Marketing and advertising expenses                    (652.5)          (702.0)          (767.3)
General administration expenses                       (611.6)          (682.3)          (747.9)
Amortisation of intangible assets                     (213.2)          (214.8)          (232.1)
Impairment of assets                                        -                -          (268.4)
Profit from operations                                4,327.4          5,235.1          6,485.3
Interest, dividends and other financial income          649.6            656.6            662.8
Finance costs                                       (1,546.3)        (1,107.5)          (641.7)
Profit before taxation                                3,430.7          4,784.2          6,506.4
Taxation                                            (1,171.1)        (1,725.0)        (2,614.2)
Net profit                                            2,259.6          3,059.2          3,892.2


Attributable to:
Equity shareholders                                   2,212.1          3,033.0          3,861.4
Minority interests                                       47.5             26.2             30.8
                                                         2003             2004             2005
                                                            R                R                R
Basic and diluted earnings per share                  221,210          303,300          386,140
Dividend per share                                     60,000          210,000          340,000

Consolidated balance sheets
as at March 31, 2005


                                                       2003                    2004                2005
                                                   Restated                Restated            Restated
                                                         Rm                      Rm                  Rm
ASSETS
Non-current assets                                 12,024.2                12,865.0            13,903.7
Property, plant and equipment                      10,675.0                10,858.6            12,230.7
Investment properties                                     -                    63.8                49.7
Intangible assets                                     535.5                 1,002.7               940.8
Financial assets                                      373.0                   258.3               137.5
Deferred taxation                                     154.9                   277.8               308.1
Deferred cost                                         285.8                   403.8               236.9
Current assets                                      4,971.7                 7,286.8             8,662.2
Inventory                                             238.8                   288.5               479.5
Trade and other receivables                         2,896.0                 3,450.0             3,621.4
Deferred cost                                         544.9                   859.8               428.3
Short-term financial assets                            85.5                   318.4               142.9
Cash and cash equivalents                           1,206.5                 2,370.1             3,990.1
Total assets                                       16,995.9                20,151.8            22,565.9
EQUITY AND LIABILITIES
Equity                                              6,909.8                 7,664.7             7,954.3
Ordinary share capital                                    -                       -                   -
Non-distributable reserves                          (141.0)                 (324.9)             (298.0)
Retained earnings                                   6,962.8                 7,896.6             8,123.6
Minority interests                                     88.0                    93.0               128.7
Non-current liabilities                             2,617.6                 2,234.8             3,137.8
Interest bearing debt                               1,732.2                 1,216.6             2,213.5
Deferred taxation                                     443.3                   436.0               499.2
Deferred revenue                                      285.8                   403.8               240.7
Provisions                                            156.3                   178.4               184.4
Current liabilities                                 7,468.5                10,252.3            11,473.8
Trade and other payables                            2,918.5                 3,862.1             4,830.8
Deferred revenue                                    1,190.1                 1,883.4             1,411.4
Taxation payable                                      315.2                   852.0               632.6
Shareholder loans                                     920.0                       -                   -
Non-interest bearing debt                               4.3                     4.3                 4.3
Short-term interest bearing debt                      436.4                   839.9               381.6
Short-term provisions                                 324.4                   473.7               595.0
Dividends payable                                     600.0                 1,500.0             1,800.0
Derivative financial liabilities                      200.6                    64.5                 1.0
Bank overdraft                                        559.0                   772.4             1,817.1
Total equity and liabilities                       16,995.9                20,151.8            22,565.9

Consolidated statements
of changes in equity
for the three years ended March 31, 2005


                                                 Share             Retained                   Non-
                                                 capital           earnings          distributable        Minority            Total
                                                                                          reserves        interest
                                                Restated           Restated               Restated
                                                      Rm                 Rm                     Rm        Restated         Restated
                                                                                                                Rm               Rm
Balance at March 31, 2002
- previously reported                                  -            5,357.7                  106.1            10.6          5,474.4
Changes in accounting policies,
reclassifications
and restatements                                       -              (4.4)                   31.7               -             27.3
Balance at March 31, 2002 - restated                   -            5,353.3                  137.8            10.6          5,501.7
Net profit for the year                                -            2,212.1                      -            47.5          2,259.6
Dividends declared                                     -            (600.0)                      -               -          (600.0)
Contingency reserve                                    -              (2.6)                    2.6               -                -
Capital contribution                                   -                  -                      -            65.0             65.0
Net gains and losses not recognised in
the income statement
  Foreign currency translation reserve                 -                  -                (302.4)          (35.1)          (337.5)
  Foreign currency translation reserve
  - deferred taxation                                  -                  -                   21.0               -             21.0
Balance at March 31, 2003 - restated                   -            6,962.8                (141.0)            88.0          6,909.8
Net profit for the year                                -            3,033.0                      -            26.2          3,059.2
Dividends declared                                     -          (2,100.0)                      -               -        (2,100.0)
Contingency reserve                                    -                0.8                  (0.8)               -                -
Net gains and losses not recognised in
the income statement
  Foreign currency translation reserve                 -                  -                (194.0)          (21.2)          (215.2)
  Foreign currency translation reserve
  - deferred taxation                                  -                  -                   10.9               -             10.9
Balance at March 31, 2004 - restated                   -            7,896.6                (324.9)            93.0          7,664.7
Net profit for the year                                -            3,861.4                      -            30.8          3,892.2






Dividends declared                                     -          (3,400.0)                      -           (3.8)        (3,403.8)
Contingency reserve                                    -              (1.0)                    1.0               -                -
Acquired reserves from the minorities
  of Vodacom Congo (RDC) s.p.r.l.                      -            (233.4)                   82.1               -          (151.3)
Acquisition of subsidiary                              -                  -                      -            10.1             10.1
Revaluation of available-for-sale
investments                                            -                  -                    0.2             0.1              0.3
Net gains and losses not recognised in
the income statement
  Foreign currency translation reserve                 -                  -                 (56.4)           (1.5)           (57.9)
Balance at March 31, 2005                              -            8,123.6                (298.0)           128.7          7,954.3

Consolidated cash flow statements
for the three years ended March 31, 2005


                                                                        2003                 2004                 2005
                                                                    Restated             Restated             Restated
                                                                          Rm                   Rm                   Rm
CASH FLOW FROM OPERATING ACTIVITIES
Cash receipts from customers                                        18,980.0             22,175.5             27,078.8
Cash paid to suppliers and employees                              (12,258.9)           (14,578.8)           (17,066.8)
Cash generated from operations                                       6,721.1              7,596.7             10,012.0
Finance costs paid                                                   (721.7)              (512.3)              (259.2)
Interest, dividends and other financial income received                280.0                368.7                246.8
Taxation paid                                                      (1,337.4)            (1,463.3)            (2,744.4)
Dividends paid - equity shareholders                                 (600.0)            (1,200.0)            (3,100.0)
Dividends paid - minority shareholders                                     -                    -                (5.2)
Net cash flows from operating activities                             4,342.0              4,789.8              4,150.0
CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment                         (3,066.5)            (2,813.8)            (3,253.4)
Proceeds on disposal of property, plant and equipment                    7.7                  5.0                 20.1
Acquisition of intangible assets                                           -              (121.1)                    -
Disposal of subsidiaries                                                31.5                    -                    -
Acquisition of subsidiaries                                                -                149.6              (289.8)
Acquired cash from Vodacom Congo (RDC) s.p.r.l.                            -                    -                 12.9
Advance to minority shareholders                                     (157.9)                    -                    -
Disposal of other investments                                            9.0                    -                    -
Other investing activities                                            (67.0)              (219.5)                136.0
Net cash flows utilised in investing activities                    (3,243.2)            (2,999.8)            (3,374.2)
CASH FLOW FROM FINANCING ACTIVITIES
Shareholder loans repaid                                                   -              (920.0)                    -
Interest bearing debt incurred                                         774.1                186.9              1,165.3
Interest bearing debt repaid                                         (426.1)               (55.6)            (1,332.3)
Finance lease capital repaid                                           (1.6)                (9.6)               (28.1)
Finance lease capital incurred                                          13.2                    -                    -
Funding received from minority shareholders                            157.9                    -                    -
Net cash flows (utilised in)/from financing activities                 517.5              (798.3)              (195.1)
NET INCREASE IN CASH AND CASH EQUIVALENTS                            1,616.3                991.7                580.7
Cash and cash equivalents at the beginning of the year               (857.6)                647.5              1,597.7
Effect of foreign exchange rate changes                              (111.2)               (41.5)                (5.4)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                       647.5              1,597.7              2,173.0